EXHIBIT (a)(7)


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[LETTERHEAD OF WESTWOOD FINANCIAL CORPORATION]

                                                                   NEWS RELEASE

For further information on this release call



William J. Woods
Chairman

Joanne Miller
President
(201) 666-5002



                         Westwood Financial Corporation
                     Share Repurchase Of Up To 64,000 Shares

     Westwood, New Jersey -- November 25, 1996 -- Westwood Financial Corporation (Nasdaq - "WWFC"), the parent holding company of Westwood Savings Bank (the "Bank") will commence a "Modified Dutch Auction" self-tender offer on November 25, 1996 for up to 64,000 common shares, or approximately 10 percent of its 646,672 common shares currently outstanding.

     The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $15.00 and not less than $14.00 per share. After receiving tenders, the Company will select a single per share price which will allow it to buy up to 64,000 shares (or such lesser number of shares as are validly tendered at prices not in excess of $15.00 nor less than $14.00 per share). All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, shares will be purchased pro rata. The offer will not be conditioned on a minimum number of shares being tendered, but will be subject to certain conditions set forth in the offering documents.

     The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on December 26, 1996 unless extended by the Company. On November 22, 1996 the closing price of the Company's common stock was $15.25 on the Nasdaq Small Cap Market.

     MacKenzie Partners, Inc., New York, New York will act as information agent for the offer.


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         Shareholders  will, in general,  be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data will be mailed to shareholders on November 25, 1996.

         NEITHER   THE   COMPANY   NOR  ITS   BOARD  OF   DIRECTORS   MAKES  ANY
RECOMMENDATIONS TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Westwood Financial Corporation common stock. The offer is made solely by the Offer to Purchase, dated November 25, 1996, and the related Letter of Transmittal.


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